Exhibit 99.1

SIGMA LITHIUM ANNOUNCES 2Q 24 RESULTS: REDUCED CASH COSTS BY 22%, INCREASED FOB MARGINS TO 54%

ACHIEVING GUIDANCE AHEAD OF SCHEDULE

2Q OPERATIONAL HIGHLIGHTS (USD)

•	Sigma Lithium achieved “all-around” operational efficiency in 2Q24, reaching metrics of larger seasoned producers:

o	Further increased cadence of volumes sold of Quintuple Zero High Purity Lithium Concentrate (“5.0 Green Lithium”)

o	Achieved sales volumes of 52,572t in 2Q24

•	The Company expects total production of 5.0 Green Lithium in 3Q 24 of 60,000t

•	Continues to increase sales price premium relative to peer lithium producers:

o	Maintained average of 10% price premiumization year to date

•	Established track record of delivering high quality lithium materials to leading supply chains, increasing commercial assertiveness and flexibility

o	Diversified commercial relationships by selling and engaging with new South Korean industrial, trading and battery manufacturing companies

o	Sigma’s 11th shipment sold to a large Japanese large industrial conglomerate

•	Implemented culture of excellence and high standards, driving overall productivity and top global indexes of employee safety & health:

o	1 Year: ZERO fatalities, ZERO acidentes

o	2nd place amongst world’s largest metals and mining companies (ICMM ranking)

2Q FINANCIAL HIGHLIGHTS (USD)

•	Revenues from volumes of lithium concentrate sold in 2Q totaled $54.4 million

o	Reported revenue totaled $45.9 million

•	Achieved cost guidance ahead of schedule: 22% reduction in unit cash costs year to date, amongst the lowest in the sector

o	CIF equivalent (1) cash costs of $515/t / (2024 Guidance: $510/t)

o	FOB cash costs of $424/t / (2024 Guidance: $420/t)

o	Cash costs at industrial plant gate averaging $364/t / (2024 Guidance: $370/t)

•	Robust adjusted cash EBITDA margins of 29%, up from 16% in 1Q 24

•	Consistent operational performance and reliability of monthly shipments results in robust access to liquidity via export-linked credit lines at attractive interest rates:

o	Comfortable liquidity position with cash balances as of August 14 of $99 million

o	Decreased cost of debt linked to export financing:

▪     From 15% per year in Jan. 24 to <6% per year (in USD)

Conference Call Information

The Company will conduct a conference call to discuss its financial results for the second quarter at 8:00 a.m. EST on Friday, August 16, 2024. Participating in the call will be Co-Chairperson and Chief Executive Officer, Ana Cabral and the Executive Vice President for Corporate Affairs and Strategic Development, Matthew Deyoe. To register for the call, please proceed through the following link Register here. For access to the webcast, please Click here.

São Paulo, Brazil – (August 16, 2024) – Sigma Lithium Corporation NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable Quintuple Zero High Purity Lithium Concentrate (“5.0 Green Lithium”), today announced its results for the second quarter ended June 30, 2024. The Quarterly Filings and accompanying Management Discussion and Analysis (“MD&A”) will be available on SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) and the Company’s corporate website.

Ana Cabral, Co-Chairperson and CEO said: “We are extremely pleased to present Sigma’s robust financial results. This quarter, we achieved operational excellence on key fronts: Continuing to deliver the sales volume cadence of a seasoned producer, maintaining premiumization of our 5.0 Green Lithium while further diversifying our commercial relationships by selling to new geographies such as Japan and South Korea. We focused on increasing our robust cash margins, maintaining our draconian cost discipline culture, leading Sigma to achieve our 2024 cash cost guidance this quarter, ahead of schedule.

“Operationally, the Company has invested in improving the throughput and recovery at our Greentech plant, which will bear fruit in the third quarter further increasing the efficiency of the operations. As a result, we are forecasting our 3Q sales to reach 60,000t, which will bring the extra benefit of a further decrease of our unit costs”, Ana concluded.

Operational Update

Sigma Lithium is pleased to celebrate its first full year of shipments at Grota do Cirilo, achieving the operational excellence of a seasoned lithium producer: Reaching regular cadence of 22,000t shipments, delivering the second highest operational employee safety index globally (achieving the high standards equivalent to the second place at ICMM rankings (International Council of Metals and Mining), while maintaining high cash margins of 54% (FOB Brazil), equal to larger peer companies.

During 2Q, Sigma Lithium sold 52,572t of its 5.0 Green Lithium. The Company made two full shipments during the quarter, with an additional sale FOB Brazil Port totalling 17,270 tonnes at the end of 2Q’24. The Company continued a strategy initiated in the 1Q 24, when it delivered 8,700 tonnes (ultimately shipped in April 24) in a similar FOB Brazil Port sale agreement.

Looking forward, the Company has deployed significant operational improvements at the Greentech Plant, which should drive yield and recoveries:

•	Developed enhancements to the flowsheet to increase recoveries and operational efficiency, which brings an additional production boost by allowing reprocessing of previously dry stacked lithium high quality fines (at 1.5% Li2O).

•	Results of these improvements already reflected in production levels of Jul. 24 and Aug. 24 driving 3Q 24 sales guidance.

Lithium concentrate production in the second quarter totaled 49,389t, compared to 54,168t in 1Q24. The change is primarily related to the replacement of a crusher module which occurred in June. Production has since normalized and continued to increase in July and August. For the third quarter, the Company expects to produce roughly 60,000 tonnes of 5.0 Green Lithium.

Commercial Update

Establishing a track record as a reliable supplier to the battery supply chain has enabled the Company to increase its commercial independence. This has led to a diversification of sales and commercial relationships by engaging with new South Korean and Japanese industrial, trading and battery manufacturing companies.

During the second quarter, the Company internalized additional logistics and commercial functions, leading to further efficiency and cost savings of approximately $20/t per shipment. The improved commercial capabilities allowed Sigma to capture stronger market opportunities as they arose during the quarter.

Pricing mechanisms were also quite varied in 2Q, as Sigma deployed fixed price, fixed floating ratios and provisional price models in its negotiations. Going forward, the Company will continue to remain flexible with its commercial strategy to maximize the value for its premium product.

Financial Update

Key Performance Metrics for Quarter Ended June 30, 2024 ($ USD)

	Unit	2Q24	1Q24
Reported Revenue	$000s	45,920	37,202
Concentrate Sold	tonnes	52,572	52,857
Concentrate Grade Produced	%	5.35%	5.40%
Average Reported Selling Price CIF (1)	$/t	1,056	1,010
Average Realized Price CIF (2)	$/t	894	785
Unit Operating Cost (3)	$/t	364	397
Adjusted Cash EBITDA (4)	$000s	13,288	5,878
Net Income	$000s	(10,848)	(6,962)
Cash and Cash Equivalents	$000s	75,330	108,191
Accounts Receivable	$000s	65,652	29,027

Revenues in the second quarter totaled USD $46 million, implying a realized CIF equivalent sales price(2) of $894/t. Provisional price adjustments continued to impact results although at much lower levels than in 4Q23 and 1Q24. The Company notes that the average CIF equivalent price for product shipped during 2Q (1) was $1,056/t.

Sigma Lithium’s focus on dynamic pricing strategies, combined with a disciplined cost focus, led the Company to achieve the second-highest FOB unit cash margins amongst lithium producers in the second quarter, at 54%. Year to date, cash unit operating costs have declined by 22%, leading the Company to achieve its guided cost structure ahead of schedule.

•	Cash unit operating costs(3) for lithium concentrate produced at the Company’s Grota do Cirilo operations in the second quarter averaged USD $364/t.

•	On an FOB Vitoria basis (which includes transportation and port charges) costs averaged USD $424/t.

•	On a CIF China equivalent basis (includes ocean freight, insurance and royalties) costs averaged $515/t.

Sigma Lithium expects to further decrease its unit costs as it continues to increase the efficiency and recoveries of the Greentech Plant increasing production volumes and leveraging fixed-costs.

The Company delivered second quarter cash adjusted EBITDA(4) of $13.3 million (C$18.2 million), reflecting a margin of 29%. Reported EBITDA for the second quarter totaled $8.6 million (C$11.9 million).

•	The cash adjusted EBITDA number excludes $0.7 million (C$1.0 million) of non-recurring expenditures, primarily related to legal initiatives, nearly $2 million (C$2.7 million) in non-cash, non-operating, accruals adjustments, and $1.9 million (C$2.6 million) in non-cash stock-based compensation expenses.

Net income in the quarter totaled -$10.8 million (C$14.8 million), or -$0.10 per diluted share outstanding. Headline net income was impacted by $14.6mn in non-operating currency related adjustments, the vast majority of which were non-cash in nature.

Phase 2 Expansion

Recall, on April 1, 2024, the Board of Directors announced a Final Investment Decision (“FID”) for the Company’s Phase 2 Greentech Plant expansion. The project is expected to add 250,000 tonnes of production capacity to the current Phase 1 operation. The Company has begun land clearing and fauna suppression to ready the site for formal earthworks.

Total building and commissioning are expected to occur over a 12-month period. The total expected capex for the Phase 2 construction is $100 million (C$136 million), and the Company has already secured all relevant environmental licenses to build and operate its second Greentech Plant.

Land Suppression and Clearing for Phase 2 operations at Grota do Cirilo.

Balance Sheet & Liquidity

Sigma Lithium ended the second quarter with $75.3 million (C$103 million) in cash and cash equivalents. The sequential decline is largely related to the timing of cash receivables and a reduction in our payables balance. As of the time of filing, the Company’s cash balance had returned to $99 million. At the end of the quarter, the Company had $219 million (C$300 million) in short-term loans and export prepayment liabilities. This included $99 million in drawn and available, but unutilized, liquidity through trade finance lines.

Capital expenditures during the second quarter totaled $8.6 million (C$11.9 million) directed towards maintenance, mining, Phase 2 expansion work, and incremental investments in the Greentech Plant.

Free cash flow was a drag as a result of the timing of our receivables (~$45 million), which we received after quarter end, and a decrease in payables balance.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium is one of the world’s largest lithium producers. The Company operates at the forefront of environmental and social sustainability in the EV battery materials supply chain at its Grota do Cirilo Operation in Brazil. Here, Sigma produces Quintuple Zero Green Lithium at its state-of-the-art Greentech lithium beneficiation plant that delivers net zero carbon lithium, produced with zero dirty power, zero potable water, zero toxic chemicals and zero tailings’ dams.

Phase 1 of the Company’s operations entered commercial production in the second quarter of 2023. The Company has issued a Final Investment Decision, formally approving construction to double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 expansion of its Greentech Plant.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP, Corporate Affairs and Strategic Development
+1 (201) 819-0303
matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Financial Tables

The Company’s independent auditor has not performed a review of the unaudited interim consolidated financial statements for the three-month period ended March 31, 2024 or these unaudited interim consolidated financial statements for the six-month period ended June 30, 2024 in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by the entity’s auditor.

Figure 1: Unaudited Income Statement Summary

	Three Months Ended June 30, 2024	Three Months Ended June 30, 2024
($000)	CAD	USD
Revenue	62,857	45,920
Operating costs	(40,712)	(29,766)
Gross profit	22,145	16,155
Sales expense	(515)	(376)
G&A expense	(6,297)	(4,603)
Stock-based compensation	(2,656)	(1,943)
ESG and other operating expenses	(4,966)	(3,627)
EBIT	7,711	5,606
Financial income and (expenses), net	(5,453)	(3,987)
Non-cash FX & other income (expenses), net	(20,045)	(14,646)
Income (loss) before taxes	(17,787)	(13,026)
Income taxes and social contribution	2,966	2,178
Net Income (loss) for the period	(14,821)	(10,848)

Weighted avg diluted shares outstanding	110,528	110,528

Earnings per share	$(0.13)	$(0.10)

Figure 2: Unaudited Balance Sheet Summary

	Three Months Ended June 30, 2024	Three Months Ended June 30, 2024
($000)	CAD	USD
Assets
Cash and cash equivalents	103,090	75,330
Trade accounts receivable	89,846	65,652
Other current assets	39,821	29,098
Total current assets	232,757	170,080
Property, plant and equipment	223,269	163,147
Other non-current assets	110,611	80,825
Total Assets	566,637	414,053

Liabilities & Shareholder Equity
Financing and export prepayment	148,858	108,774
Accounts payable	51,761	37,822
Other current liabilities	21,888	16,002
Total current liabilities	222,507	162,598
Financing and export prepayment	151,544	110,736
Other non-current liabilities	14,858	10,857
Total non-current liabilities	166,401	121,593

Total shareholders' equity	177,729	129,863

Total Liabilities & Shareholders' Equity	566,637	414,053

Figure 3: Unaudited Cash Flow Statement Summary

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2024
($000)	CAD	USD
Operating Activities
Net income (loss) for the period	(24,055)	(17,757)
Adjustments, including FX movements	49,165	36,292
Interest payment on loans and leases	(3,739)	(2,631)
Adjustments to income (loss) for the period	21,371	15,904
Change in working capital	(77,296)	(56,466)
Net Cash from Operating Activities	(55,926)	(40,562)

Investing Activities
Purchase of PPE	(17,244)	(12,597)
Addition to exploration and evaluation assets	(3,262)	(2,383)
Other	(478)	(349)
Net Cash from Investing Activities	(20,984)	(15,329)

Financing Activities
Proceeds of loans, net	126,900	92,702
Other	(1,043)	(762)
Net Cash from Financing Activities	125,857	91,940

Effect of FX	(10,260)	(9,304)
Net (decrease) increase in cash	38,687	26,745
Cash & Equivalents, Beg of Period	64,403	48,584
Cash & Equivalents, End of Period	103,090	75,330

Endnotes & Reconciliations:

To provide investors and others with additional information regarding the financial results of Sigma Lithium, we have disclosed in this release certain non-IFRS operating performance measures such as realized price per tonne, unit operating costs, EBITDA, EBITDA margin, Adjusted cash EBITDA, and Adjusted cash EBITDA margin. These non-IFRS financial measures are a supplement to and not a substitute for or superior to, the Company's results presented in accordance with IFRS.  The non-IFRS financial measures presented by the Company may be different from non-GAAP/IFRS financial measures presented by other companies. Specifically, the Company believes the non-IFRS information provides useful measures to investors regarding the Company's financial performance by excluding certain costs and expenses that the Company believes are not indicative of its core operating results. The presentation of these non-U.S. GAAP/IFRS financial measures is not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP/IFRS.  A reconciliation of these financial measures to IFRS results is included herein.

1: Average reported selling price is a CIF equivalent metric with the associated adjustments made to FOB accounted shipments to gross up for the relevant ocean freight and insurance costs. The associated revenue figure represents revenues associated with shipments made during the reporting period. The final adjusted price may be higher or lower than the estimated realized price based on future price movements.

$000	1Q24	2Q24
Revenues from Shipments Made	49,141	54,418
Tonnage Sold	52,857	52,572
Realized Price /t	930	1,035

Ocean Freight & Insurance	4,290	1,088
CIF Equivalent Revenues	53,431	55,506
Tonnage Sold	52,857	52,572
CIF Equivalent Realized Price /t	1,010	1,056

2: Average realized price is a reflection of net revenues for the quarter and tonnes shipped. Reported revenues are accounted for on an “as accounted” basis, and thus reflect FOB and FOB & CIF shipments as was the case for 1Q and 2Q, respectively. These figures have been grossed up for the associated CIF shipping costs to create a more peer comparable figure. The final adjusted price may be higher or lower than the estimated realized price based on future price movements.

$000	1Q24	2Q24
Reported Revenues	37,202	45,920
Tonnage Sold	52,857	52,572
Realized Price /t	704	873

Ocean Freight & Insurance	4,290	1,088
CIF Equivalent Revenues	41,492	47,008
Tonnage Sold	52,857	52,572
CIF Equivalent Realized Price /t	785	894

3: Cash unit operating costs include mining, processing, and site based general and administration costs. It is calculated on an incurred basis, credits for any capitalised mine waste development costs, and it excludes depreciation, depletion and amortization of mine and processing associated activities. When reported on an FOB basis, this metric includes road freight, and port related charges. When reported on a CIF it includes ocean freight, insurance and royalty costs. For CIF costs, management is making assumptions to right-size its cost of goods sold balances for the effective ocean freight and insurance payments which were netted against revenues for shipments that were accounted for on an FOB basis. Royalty costs include a 2% government royalty and a 1% private royalty.

Adjusted Cash EBITDA Bridge

	Three Months Ended June 30, 2024	Three Months Ended June 30, 2024
($ 000)	CAD	USD
Revenues	62,857	45,920
Cost of goods sold	(40,712)	(29,766)
Gross Profit	22,145	16,155
Sales expenses	(515)	(376)
G&A expense	(6,297)	(4,603)
Stock-based compensation	(2,656)	(1,943)
ESG & other operating expenses, net	(4,966)	(3,627)
EBIT	7,711	5,606
Depreciation & Amortization	4,149	3,033
EBITDA	11,860	8,639
EBITDA (%)	19%	19%
Non-recurring expenses (1)	1,008	737
Stock-based compensation	2,656	1,943
Other non-cash expenses (2)	2,696	1,969
Adjusted Cash EBITDA	18,220	13,288
Adjusted EBITDA (%)	29%	29%

(1)	This number includes US $650,000 in legal related expenses

(2)	Primarily related to non-cash reversal of accrual liabilities